Exhibit 99.4

FF305 Page 1 of 11 v 1.3.0 Next Day Disclosure Return (Equity issuer - changes in issued shares or treasury shares, share buybacks and/or on-market sales of treasury shares) Instrument: Equity issuer Status: New Submission Name of Issuer: Zhihu Inc. Date Submitted: 23 April 2026 Section I must be completed by a listed issuer where there has been a change in its issued shares or treasury shares which is discloseable pursuant to rule 13.25A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”) (the “Main Board Rules”) or rule 17.27A of the Rules Governing the Listing of Securities on GEM of the Exchange (the “GEM Rules”). Section I 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange Yes Stock code (if listed) 02390 Description A. Changes in issued shares or treasury shares Events Changes in issued shares (excluding treasury shares) Number of issued shares (excluding treasury shares) As a % of existing number of issued shares (excluding treasury shares) before the relevant event (Note 3) Changes in treasury shares Number of treasury shares Issue/ selling price per share (Note 4) Total number of issued shares Opening balance as at (Note 1) 21 April 2026 254,416,106 0 254,416,106 1). Other (please specify) See Part B Date of changes 22 April 2026 % Closing balance as at (Notes 5 and 6) 22 April 2026 254,416,106 0 254,416,106

FF305 Page 2 of 11 v 1.3.0 B. Shares redeemed or repurchased for cancellation but not yet cancelled as at the closing balance date (Notes 5 and 6) 1). Shares repurchased for cancellation but not yet canceled Date of changes 02 January 2026 99,000 0.037 % USD 1.123 2). Shares repurchased for cancellation but not yet canceled Date of changes 05 January 2026 99,000 0.037 % USD 1.1328 3). Shares repurchased for cancellation but not yet canceled Date of changes 06 January 2026 99,000 0.037 % USD 1.1732 4). Shares repurchased for cancellation but not yet canceled Date of changes 07 January 2026 99,000 0.037 % USD 1.146 5). Shares repurchased for cancellation but not yet canceled Date of changes 08 January 2026 99,000 0.037 % USD 1.1744 6). Shares repurchased for cancellation but not yet canceled Date of changes 09 January 2026 99,000 0.037 % USD 1.1782 7). Shares repurchased for cancellation but not yet canceled Date of changes 14 January 2026 4,704 0.002 % USD 1.266 8). Shares repurchased for cancellation but not yet canceled Date of changes 15 January 2026 99,000 0.037 % USD 1.2398 9). Shares repurchased for cancellation but not yet canceled Date of changes 16 January 2026 97,122 0.036 % USD 1.1876 10). Shares repurchased for cancellation but not yet canceled Date of changes 20 January 2026 92,814 0.034 % USD 1.2321 11). Shares repurchased for cancellation but not yet canceled Date of changes 21 January 2026 17,646 0.007 % USD 1.2634

FF305 Page 3 of 11 v 1.3.0 12). Shares repurchased for cancellation but not yet canceled Date of changes 23 January 2026 99,000 0.037 % USD 1.239 13). Shares repurchased for cancellation but not yet canceled Date of changes 26 January 2026 99,000 0.037 % USD 1.2498 14). Shares repurchased for cancellation but not yet canceled Date of changes 27 January 2026 40,170 0.015 % USD 1.2659 15). Shares repurchased for cancellation but not yet canceled Date of changes 28 January 2026 99,000 0.037 % USD 1.2599 16). Shares repurchased for cancellation but not yet canceled Date of changes 29 January 2026 99,000 0.037 % USD 1.2547 17). Shares repurchased for cancellation but not yet canceled Date of changes 30 January 2026 97,305 0.036 % USD 1.2557 18). Shares repurchased for cancellation but not yet canceled Date of changes 02 February 2026 94,140 0.035 % USD 1.2328 19). Shares repurchased for cancellation but not yet canceled Date of changes 03 February 2026 99,000 0.037 % USD 1.1653 20). Shares repurchased for cancellation but not yet canceled Date of changes 04 February 2026 93,840 0.035 % USD 1.16 21). Shares repurchased for cancellation but not yet canceled Date of changes 05 February 2026 99,000 0.037 % USD 1.1608 22). Shares repurchased for cancellation but not yet canceled Date of changes 06 February 2026 96,657 0.036 % USD 1.1585 23). Shares repurchased for cancellation but not yet canceled Date of changes 09 February 2026 99,000 0.037 % USD 1.1978

FF305 Page 4 of 11 v 1.3.0 24). Shares repurchased for cancellation but not yet canceled Date of changes 10 February 2026 94,572 0.035 % USD 1.2286 25). Shares repurchased for cancellation but not yet canceled Date of changes 11 February 2026 99,000 0.037 % USD 1.2056 26). Shares repurchased for cancellation but not yet canceled Date of changes 12 February 2026 99,000 0.037 % USD 1.2004 27). Shares repurchased for cancellation but not yet canceled Date of changes 13 February 2026 99,000 0.037 % USD 1.1782 28). Shares repurchased for cancellation but not yet canceled Date of changes 17 February 2026 99,000 0.037 % USD 1.1658 29). Shares repurchased for cancellation but not yet canceled Date of changes 18 February 2026 95,601 0.035 % USD 1.1704 30). Shares repurchased for cancellation but not yet canceled Date of changes 19 February 2026 87,648 0.032 % USD 1.1769 31). Shares repurchased for cancellation but not yet canceled Date of changes 20 February 2026 94,272 0.035 % USD 1.1738 32). Shares repurchased for cancellation but not yet canceled Date of changes 27 March 2026 300,000 0.111 % USD 0.8787 33). Shares repurchased for cancellation but not yet canceled Date of changes 30 March 2026 388,005 0.144 % USD 0.9003 34). Shares repurchased for cancellation but not yet canceled Date of changes 31 March 2026 245,118 0.091 % USD 0.9331 35). Shares repurchased for cancellation but not yet canceled Date of changes 01 April 2026 328,488 0.122 % USD 0.9366

FF305 Page 5 of 11 v 1.3.0 36). Shares repurchased for cancellation but not yet canceled Date of changes 02 April 2026 169,593 0.063 % USD 0.9938 37). Shares repurchased for cancellation but not yet canceled Date of changes 06 April 2026 391,761 0.145 % USD 1.0333 38). Shares repurchased for cancellation but not yet canceled Date of changes 07 April 2026 391,134 0.145 % USD 1.0268 39). Shares repurchased for cancellation but not yet canceled Date of changes 08 April 2026 279,687 0.104 % USD 1.0802 40). Shares repurchased for cancellation but not yet canceled Date of changes 09 April 2026 221,358 0.082 % USD 1.0885 41). Shares repurchased for cancellation but not yet canceled Date of changes 10 April 2026 365,856 0.136 % USD 1.0915 42). Shares repurchased for cancellation but not yet canceled Date of changes 13 April 2026 341,901 0.127 % USD 1.0864 43). Shares repurchased for cancellation but not yet canceled Date of changes 14 April 2026 347,052 0.129 % USD 1.136 44). Shares repurchased for cancellation but not yet canceled Date of changes 15 April 2026 230,343 0.085 % USD 1.179 45). Shares repurchased for cancellation but not yet canceled Date of changes 16 April 2026 366,780 0.136 % USD 1.2245 46). Shares repurchased for cancellation but not yet canceled Date of changes 17 April 2026 422,766 0.157 % USD 1.2768 47). Shares repurchased for cancellation but not yet canceled Date of changes 20 April 2026 394,065 0.146 % USD 1.2564

FF305 Page 6 of 11 v 1.3.0 48). Shares repurchased for cancellation but not yet canceled Date of changes 21 April 2026 368,010 0.136 % USD 1.2124 49). Shares repurchased for cancellation but not yet canceled Date of changes 22 April 2026 361,530 0.134 % USD 1.242 Remarks: 120,510 ADS were repurchased on the New York Stock Exchange on April 22, 2026 (U.S. time) at US$3.7261 per ADS. Each ADS represents three class A ordinary shares. The percentage as stated in the above "Changes in issued shares (excluding treasury shares) as a % of existing number of issued shares (excluding treasury shares) before the relevant event" column was calculated based on the Company's issued shares of 269,862,884 (comprising 254,416,106 Class A ordinary shares and 15,446,778 Class B ordinary shares).

FF305 Page 7 of 11 v 1.3.0 Confirmation Pursuant to Main Board Rule 13.25C / GEM Rule 17.27C, we hereby confirm to the best knowledge, information and belief that, in relation to each issue of shares or sale or transfer of treasury shares as set out in Section I, it has been duly authorised by the board of directors of the listed issuer and carried out in compliance with all applicable listing rules, laws and other regulatory requirements and, insofar as applicable: (Note 7) (i) all money due to the listed issuer in respect of the issue of shares, or sale or transfer of treasury shares has been received by it; (ii) all pre-conditions for the listing imposed by the Main Board Rules / GEM Rules under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 8); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with all other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue, sale or transfer; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Notes to Section I: 1. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 2. Please set out all changes in issued shares or treasury shares requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of changes. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 3. The percentage change in the number of issued shares (excluding treasury shares) of the listed issuer is to be calculated by reference to the opening balance of the number of issued shares (excluding treasury shares) being disclosed in this Next Day Disclosure Return.

FF305 Page 8 of 11 v 1.3.0 4. In the case of a share repurchase or redemption, the “issue/ selling price per share” shall be construed as “repurchase price per share” or “redemption price per share”. Where shares have been issued/ sold/ repurchased/ redeemed at more than one price per share, a volume-weighted average price per share should be given. 5. The closing balance date is the date of the last relevant event being disclosed. 6. For repurchase or redemption of shares, disclosure is required when the relevant event has occurred (subject to the provisions of Main Board Rules 10.06(4)(a), 13.25A and 13.31 / GEM Rules 13.13(1), 17.27A and 17.35), even if the repurchased or redeemed shares have not yet been cancelled. If repurchased or redeemed shares are to be cancelled upon settlement of such repurchase or redemption after the closing balance date, they shall remain part of the issued shares as at the closing balance date in Part A. Details of these repurchased or redeemed shares shall be disclosed in Part B. 7. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. 8. “Identical” means in this context: - the securities are of the same nominal value with the same amount called up or paid up; - they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and - they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

FF305 Page 9 of 11 v 1.3.0 Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1). Repurchase report Section II 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange Yes Stock code (if listed) 02390 Description A. Repurchase report Trading date Number of shares repurchased Method of repurchase (Note 1) Repurchase price per share or highest repurchase price per share $ Lowest repurchase price per share $ Aggregate price paid $ 1). 22 April 2026 361,530 On another stock exchange New York Stock Exchange USD 1.2567 USD 1.21 USD 449,036.93 Total number of shares repurchased 361,530 Aggregate price paid $ USD 449,036.93 Number of shares repurchased for cancellation 361,530 Number of shares repurchased for holding as treasury shares 0 B. Additional information for issuer who has a primary listing on the Exchange 1). Date of the resolution granting the repurchase mandate 25 June 2025 2). Total number of shares which the issuer is authorised to repurchase under the repurchase mandate 26,300,429 3). Number of shares repurchased on the Exchange or another stock exchange under the repurchase mandate (a) 8,701,938 4). As a % of number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate (a) x 100 / number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate 3.309% 5). Moratorium period for any issue of new shares, or sale or transfer of treasury shares after the share repurchase(s) set out in Part A (Note 2) Up to 22 May 2026

FF305 Page 10 of 11 v 1.3.0 We hereby confirm that the repurchases made on another stock exchange set out in Part A above were made in accordance with the Main Board Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated May 29, 2025, which has been filed with the Exchange. We also confirm that any repurchases made on another stock exchange set out in Part A above were made in accordance with the domestic rules applying to repurchases on that other stock exchange. Notes to Section II: 1. Please state whether the repurchase was made on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer. 2. Subject to the carve-out set out in Main Board Rule 10.06(3)(a)/ GEM Rule 13.12, an issuer may not (i) make a new issue of shares, or a sale or transfer of any treasury shares; or (ii) announce a proposed new issue of shares, or a sale or transfer of any treasury shares, for a period of 30 days after any purchase by it of shares, whether on the Exchange or otherwise, without the prior approval of the Exchange.

FF305 Page 11 of 11 v 1.3.0 Section III must also be completed by a listed issuer where it has made a sale of treasury shares on the Exchange or any other stock exchange on which the issuer is listed which is discloseable under Main Board Rule 10.06B / GEM Rule 13.14B. Report of on-market sale of treasury shares Not applicable Submitted by: Lau Yee Wa (Name) Title: Company Secretary (Director, Secretary or other Duly Authorised Officer)